Exhibit 99.2

Market Announcement November 6, 2023

Revised Quarterly Report

South Perth, Western Australia, November 6, 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (“AHI” or “the Company”) attaches a revised Quarterly Activity Report and Appendix 4C for the September quarter (together, the “Quarterly Report”) to this announcement.

AHI has revised the Quarterly Report that was announced on 31 October 2023 by providing additional information with respect to the:

●	related party payments that were paid by the Company during the September quarter (see page 8 of the Quarterly Report); and

●	receipt of commitments for the advancement of additional convertible loans to the Company (see section 7.6 of the Appendix 4C).

This announcement has been approved by the Chairman and CEO of Advanced Health Intelligence Ltd.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (‘AHI’) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech

ASX Release 6 November 2023

Updated Commentary for the Quarter-Ended

30 September 2023 and Appendix 4C

Highlights

●	Collaboration Agreement with UAE-Based IntelliGen FZ-LLC.

●	Bin Farhood International Business Management Group L.L.C.

●	AHI commenced Stellenbosch University joint study.

●	AHI entered US FDA submissions.

●	Bearn Integration gaining commercial traction.

●	Strong uplift in NASDAQ trading volume.

●	AHI granted Advance Overseas Finding for R&D reimbursement.

●	AHI to Deploy a Digital Underwriting Solution with SCOR (SCR.PA).

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (“Advanced Health Intelligence”, “AHI” or the “Company”) is pleased to update shareholders regarding the attached Appendix 4C and to provide an update on its activities for the quarter ended 30 September 2023, along with additional partnerships the Company progressed during that quarter.

The Company’s new capabilities are being well received by the market and are already showing strong demand from current and new commercial and strategic partnerships.

As AHI broadens its commercial partnerships and ventures, the company is diligently refining its operational processes and evaluating costs. AHI has optimised its operational structure, which includes its team and business operations, leading to an annual cost reduction exceeding $4.8 million. These financial optimisations are anticipated to continue into the second half of 2023, perfectly aligning with AHI’s aim to reach cashflow neutrality and subsequently transition to a positive cashflow.

During Q3 2023, AHI has provided shareholders with frequent updates demonstrating increased commercial activity and traction. It is pleased to further inform shareholders that we have made substantial advancements in the Middle East through the establishment of two new and noteworthy commercial collaborations. Our ongoing partnership with Dr Obaid Alketbi of Bin Farhood Group LLC, Dr Walid Zaher of IntelliGen FZ-LLC is in addition to the Pharmak Direct partnership announced in June, which has seen considerable momentum. AHI and Pharmak have now commenced the technology scoping phase in readiness for the Q1 2024 platform launch.

The establishment of these strategic partnerships is particularly timely and crucial, given the alarming prevalence of chronic diseases in the region. The UAE, like many other nations, is grappling with escalating rates of conditions such as diabetes, cardiovascular diseases, and obesity. AHI’s unique capabilities present an opportunity to transform the trajectory of these health challenges. By partnering with respected industry leaders and governmental agencies in the UAE, AHI aims to proactively address these healthcare concerns. Our joint efforts will deliver AHI’s solution to the region’s health agencies, providing an ability to understand, monitor, and intervene, ensuring the region’s population can lead healthier, more fulfilling lives. The growing interest from the insurance and healthcare sectors across the UAE confirms AHI’s strategic direction. AHI remains unwavering in its commitment to delivering unmatched value and forefront innovation to combat these health challenges and ensure a brighter health future for the region.

On 5 July 2023 - Advanced Health Intelligence Ltd updated shareholders regarding technology progress and the Stellenbosch University study. We were delighted to provide a comprehensive update on the latest developments, specifically focusing on our ground-breaking smartphone-based biometric health assessment (BHA). This is a detailed insight into our ongoing development, launch and release of the BHA and the actions the company is taking to launch its robust, peer- reviewed, and validated technology with a study enabled by Stellenbosch University. In working with Stellenbosch University, AHI seeks to validate the purpose and significance of its biometric health assessment and, in doing so, demonstrate AHI’s traction to academic, clinical, and commercial communities of our commitment to supporting innovation in global healthcare.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

ASX Release 6 November 2023

AHI is dedicated to ensuring the effectiveness and accuracy of our proprietary multi-sensor data set captured via the BHA. AHI has initiated a joint study with renowned Stellenbosch University to rigorously test and evaluate the capabilities of AHI’s BHA. This technology utilises a contactless method on smartphones, producing 61 health outputs across five significant health and disease categories: cardio-respiratory, body composition, estimated blood biomarkers, metabolic health, and mental health.

Stellenbosch University, known for its exceptional research history and healthcare expertise, is an ideal collaborator for this study.

Their scientific rigour and reputation bring invaluable insights to verify our biometrically driven outputs, captured and computed using four sensors exclusively on smartphones, with no additional equipment or medical professionals required. Significant progress has been made in the initial phase of the study, testing AHI’s BHA on the first 20 subjects, yielding valuable correlative biometric data sets and promising results. Across these subjects, 18 showed clinical relevance, affirming the efficacy of our technology in stratifying biometric health risk through non-invasive and contactless methods.

This achievement highlights the robustness and reliability of our sensor set, enhancing confidence in the transformative potential of our smartphone-based biometric health assessment. The collaboration with Stellenbosch University further strengthens the credibility and reliability of our technology, instilling confidence in the broader healthcare community.

As the study progresses, we maintain the highest scientific rigour, aiming to establish a solid foundation for global implementation and adoption of our multi-sensor capture. This collaborative effort will contribute to shaping the future of healthcare and reaffirm our position as a trusted provider of cutting-edge health technology solutions. This project remains ongoing, and AHI will update shareholders at the next milestone.

On 5 July 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“Advanced Health Intelligence”, “AHI” or the “Company”) updated shareholders that AHI had made an initial submission to the FDA by section 513(g). The purpose of a Section 513(g) submission is to obtain clarification on the regulatory pathway for a medical device. This will provide AHI with the appropriate guidance from the FDA before submitting a formal application. The FDA is currently reviewing the request, and AHI is awaiting written feedback.

The current submission is seeking categorisation of the AHI BodyScan to be specifically used in the identification and tracking of obesity. AHI ‘s long-term strategy is to seek FDA approval for the BHA under a 510K software as a medical device category. The Stellenbosch study will provide valuable data that will form part of these submissions. This submission is still underway with the FDA.

On 14 July 2023 - Advanced Health Intelligence Ltd advised shareholders the Company had initiated a planned ratio change of the Company’s American Depositary Shares (ADSs) to its non-traded ordinary shares from the previous ratio of one (1) ADS representing seven (7) ordinary shares to the new ratio of one (1) ADS representing twenty-eight (28) ordinary shares became effective on June 30, 2023. The ratio change will have the same effect as a reverse split of the existing ADSs of 1 new ADS for every 4 old ADSs. The effective date for the ratio change is June 29, 2023, and the Company’s ADSs continued to be traded on the Nasdaq without interruption.

On 4 August 2023 - Advanced Health Intelligence Ltd was pleased to inform shareholders that the Company has executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (“Changlin”). Shanghai-based Changlin Network Technology and Advanced Health Intelligence have worked together over the past 90 days, collaborating on the terms and commercial aspects of the exclusive license for The People’s Republic of China. We were pleased to inform shareholders of the conclusion and signing of the license between the groups. Changlin was initially founded in 2019 by Cecilia Qiao and Russell Bateman, collectively bringing over 50 years of experience in the health insurance sector spanning the globe particularly mainland China. Using the “China 2030 health initiative” as its cornerstone, Changlin was established as a specific vehicle to implement transformational technologies. Now, Changlin will direct its resources to commercialise and bring AHI’s innovative, scalable digital healthcare solutions to the People’s Republic of China at scale. This creates the foundation of rapid growth and reflects its mission to transform the country’s healthcare landscape through the power of advanced digital technology.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

ASX Release 6 November 2023

Shanghai’s Changlin Network Technology and AHI have successfully finalised the terms of an exclusive license for The People’s Republic of China. As China boasts the world’s largest population, this alliance represents a monumental opportunity for AHI to penetrate a market of unparalleled scale and, more critically, one that comprehends the intricate nuances of its healthcare landscape.

Changlin was conceived in 2019 by seasoned professionals Cecilia Qiao and Russell Bateman. With a combined experience of over 50 years in the health insurance sector, spanning globally but with a pronounced emphasis on mainland China, their expertise will be indispensable. Their vast knowledge ensures a comprehensive understanding of how to cater to the Chinese government’s priorities, emphasising proactive care for its vast populace.

Founded on the principles of the “China 2030 health initiative”, Changlin’s mission has always been to introduce transformative technologies to China. With this collaboration, the focus shifts towards harnessing AHI’s groundbreaking digital healthcare solutions to bring them to the Chinese market at an unparalleled scale, targeting an accelerated growth trajectory.

The China 2030 Health Initiative, an ambitious blueprint, aims to revamp the nation’s healthcare system entirely. The focus of this initiative is to promote healthier lifestyles, bolster health services, and enhance healthcare infrastructure across China. This initiative aligns with China’s aspiration to uplift public health and well-being by 2030.

AHI first caught Changlin’s attention during a 2019 presentation to China’s third-largest insurance entity, the China Pacific Insurance Company (CPIC). Changlin envisions leveraging AHI’s avant-garde technology to support the Chinese Government’s initiatives, emphasising enhancing public health and making healthcare more accessible. Recognising the immense potential in modernising its healthcare, the Chinese government has set the wheels in motion. A comprehensive policy has been initiated, emphasising the collaboration of local Chinese companies with global technological powerhouses, such as AHI, to bring forward the best of global health innovation.

The goal of this partnership is to provide individuals access to AHI’s Biometric Health Assessment through the Changlin platform. This platform aims to detect markers of commonly known chronic diseases, effectively directing individuals to appropriate care pathways, mirroring the government’s proactive healthcare approach.

On 14 August 2023 - Advanced Health Intelligence Ltd was pleased to inform shareholders that the Company has entered into a Collaboration Agreement with UAE-Based IntelliGen FZ-LLC to deploy the AHI technology throughout the Middle East. The Collaboration Agreement between AHI and IntelliGen represents the successful conclusion of an extensive evaluation process by IntelliGen, which encompassed technology functionality, usability, and health evaluation. The collaboration between AHI and IntelliGen represents a ground-breaking initiative to address the pressing healthcare challenges in the Middle East, particularly in Saudi Arabia. This partnership combines AHI’s advanced technology with IntelliGen’s deep understanding of in-country needs and its founders’ extensive experience in healthcare provision and government collaboration.

AHI underscores the importance as reflected in their collaboration with IntelliGen, spearheaded by the esteemed Dr. Walid Abbas Zaher. Recently, Dr. Zaher was celebrated by Forbes Middle East as one of 2023’s Top Healthcare Leaders. This recognition attests to his significant contributions and visionary leadership in healthcare and clinical research, particularly value-based care.

Dr. Zaher’s leadership at IntelliGen and Carexso sets pioneering benchmarks for value-based healthcare and clinical research. This collaboration between AHI and IntelliGen, fronted by Dr. Zaher, intends to leverage AHI’s unique technology and IntelliGen’s regional healthcare insights. The focus is on transitioning from reactive to proactive healthcare, with a concentration on early detection and intervention for rising chronic diseases in the Middle East.

About IntelliGen FZ-LLC: IntelliGen, a trailblazing digital healthcare firm, seeks to redefine the Middle East’s healthcare by pivoting from treatment to prevention and early intervention. The region confronts daunting health challenges, notably high chronic disease rates. IntelliGen’s solutions, grounded in cutting-edge technology and data analytics, detect early signs of these diseases, promoting timely care. This vision aligns with the Saudi 2030 Digital Health Initiative. The founders, including Dr. Zaher, Magid Hassan Ahmed Idris, and Ms Sayed, bring vast experience from diverse healthcare backgrounds. Their collective expertise is set to cultivate a healthier future for the Middle East.

On 17 August 2023 - Advanced Health Intelligence Ltd was pleased to announce a significant milestone in its ongoing commitment to innovation and research. AHI’s submission to the Australian Government successfully obtained an Advance Overseas Finding in respect of its overseas Research and Development (R&D) activities. The finding grants AHI eligibility for 43.5% reimbursement of approved expenditures incurred abroad for overseas R&D of intellectual property (IP) under the Australian Government Research and Development Tax Incentive Scheme.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3

ASX Release 6 November 2023

Following a thorough review and assessment by the relevant governmental bodies, AHI’s R&D projects for further enhancement of its IP pertaining to its biometric health assessment, clinical trial validations and on-device algorithms were approved. As a result, the Company is now eligible to claim 43.5% of the costs incurred for these approved Overseas Research and Development activities.

After closing the acquisitions in 2022, the Company expanded its global development team across the US, Singapore, South Africa, and the Netherlands. The economic value returned to the Company through the R&D reimbursement scheme is significant, and AHI will now be able to cast a far broader net to attract additional skills required to extend its leadership in its field of smartphone-derived biometric health technology.

This achievement is a pivotal moment in AHI’s journey towards global innovation and improvement of care. The support from the Australian Government not only validates our innovation but also empowers us to continue to push the boundaries of research and development as a great Australian Company. Between 2017 and 2022, we have successfully applied for reimbursement through the R&DTI across expenditures amounting to $13.36 million.

This significant financial support has been instrumental in our growth and success. Now, with the ability to seek overseas expenditure reimbursement, we will expand this even further, opening new avenues for collaboration and innovation on a global scale. We are committed to leveraging this opportunity to enhance our global impact. Moreover, the economic value returned through the R&DTI will enable AHI to attract the skilled professionals we need from around the globe and continue to be at the forefront of innovation as a leading MedTech / Health-Tech company.

On 12 September 2023 - Advanced Health Intelligence Ltd was pleased to inform shareholders that the Company has entered into a Collaboration Agreement with His Excellency Dr Obaid Alketbi, Bin Farhood International Business Management Group L.L.C (Bin Farhood Group or Partner), a wholly owned subsidiary of the Dr O Group to deploy the AHI technology throughout the Middle East, and North Africa (MENA) region.

The collaboration between AHI and His Excellency Dr Obaid Alketbi’s Bin Farhood Group represents a significant milestone in the pursuit of redefining healthcare and promoting health excellence throughout the MENA region. This partnership is not merely a convergence of two entities; it is a strategic alignment of missions and values that holds the potential to usher in a new era of healthcare and wellness in the region. Under the Collaboration Agreement, the Bin Farhood Group will act as an introductory agent for AHI to government and private organisations throughout the Middle East and North Africa region that might use and commercialise the AHI technology and/or invest in supporting AHI’s endeavours.

AHI recognises the crucial role of forging strategic partnerships in the region. Dr. Obaid Alketbi embodies this strategy. As a distinguished UAE national with roles spanning from a renowned academic scholar to the Deputy Commander-in-Chief of Abu Dhabi Police, Dr. O has always emphasised personal health. He further championed this vision with the establishment of the Dr. O Group in 2019, a platform that integrates health and wellness brands. In collaboration with AHI, Dr. O Group’s mission converges on the digitisation of healthcare, aiming to revolutionise the MENA region’s health landscape. This partnership symbolises more than just a business alliance; it represents a shared commitment to enhance health and wellness, emphasising prevention and proactive care.

Dr. O Group - Pioneering Digital Healthcare in the UAE: In February 2019, Dr. Obaid founded the Dr. O Group, a manifestation of his profound commitment to revolutionising the health and well-being of the UAE’s people. This platform was envisioned to bridge international and homegrown healthcare initiatives, all rooted in a shared dedication to quality, health, and authenticity.

Under Dr. Obaid’s visionary leadership, the Dr. O Group meticulously selects initiatives based on ethical values, supreme quality, and an unwavering commitment to enhancing the health and wellness of individuals. His ambition is twofold: to debunk the misconception that pursuing a healthy lifestyle is intricate and to usher in a new era of healthcare accessibility through digitisation.

Dr. Obaid recognises that the future of healthcare lies in the digital realm. As a result, the Dr. O Group is at the forefront of this transformation, creating a holistic digital healthcare ecosystem. This innovative approach ensures that the residents of the UAE have instantaneous access to health resources, advice, and solutions, empowering them to make informed decisions about their well-being.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	4

ASX Release 6 November 2023

Beyond just a digital platform, Dr. Obaid’s vision for the Dr. O Group is to cultivate a community in the UAE where every individual’s physical, emotional, and mental health is cherished and prioritised.

Anchored in core values that mirror Dr. Obaid’s personal philosophy, the group is genuinely invested in the community’s welfare. By delivering top-tier digital healthcare solutions and fostering collaborative efforts, Dr. Obaid aims to address the diverse needs of the UAE’s populace. The organisation thrives on diversity and inclusivity under his guidance, ensuring that everyone feels recognised, included, and valued. Personal accountability is not merely a term; it’s the ethos of every Dr. O Group member. This sentiment is encapsulated in Dr. Obaid’s belief that true success emerges from discipline, unwavering devotion to duty, and unyielding faith.

On 23 September 2023 - Advanced Health Intelligence Ltd was pleased to inform shareholders that the Company has entered a Letter of Intent (LOI) with UK-based Unisure Group to design, develop and deploy the AHI Biometric Health Assessment (BHA).

The LOI is a result of exploratory discussions between AHI, SCOR and Unisure over several months, resulting in SCOR partnering with Unisure to develop and deploy the digital application with AHI.

Unisure and AHI have executed a Letter of Intent to develop and deploy a world-first digital underwriting solution utilising AHI’s revolutionary smartphone-based biometric health risk assessment.

The relationship intends to create a series of innovative insurance offerings by leveraging AHI’s technology with SCOR’s wealth of Reinsurance knowledge to service the global retail insurance market. Partnering with Unisure and SCOR presents a unique opportunity to utilise the proprietary AHI digital blood biomarkers and phenotypical data combined with insurers’ rich actuarial and underwriting data to develop and design new digital underwriting solutions.

The collaboration will result in SCOR and Unisure deploying AHI’s technology to digitally assess the health risk across a minimum of 5,000 individuals as part of a health screening for insurance requirements.

The intention is that this will be the first in a series of AHI’s insurance market product developments to digitise risk underwriting, which can be used to augment traditional blood pathology underwriting over time. The breadth of AHI’s 61 health outputs, resulting in 41 biometric captures across five major health and disease risk categories, cardio-respiratory, body composition, estimated blood biomarkers, metabolic health, and mental health, offers comprehensive insights for morbidity and mortality risk highly relevant to health and life policy pricing.

AHI is in a distinctive position to work alongside insurers to cost-effectively unlock the large, unpenetrated, and un-serviced middle market where traditional medical underwriting is now deemed too slow and expensive.

AHI is redefining risk assessment with our proprietary Biometric Health Assessment (‘BHA’)

AHI’s Biometric Health Assessment (BHA) is set to redefine the healthcare landscape, unlocking unparalleled efficiencies across key sectors, including healthcare, insurance, governmental agencies, and selected enterprises. Historically, industries such as these have been hindered in their pursuit of early identification of chronic diseases. The current method for determining chronic disease risk is through individual physician visits or in the aftermath of a significant health event. However, the evolution of AHI’s BHA promises to transform this paradigm through the omnipresence of the mobile phone. The reality for these industries has been a pressing mandate, seeking early detection of chronic illnesses such as cardiovascular conditions, diabetes, and respiratory disorders. Yet, the traditional pathways for disease detection are fraught with delays and financial burdens. People wait for symptoms to appear, often culminating in a trip to their doctor or a full-blown health crisis. AHI’s BHA is a game-changer in this narrative.

Harnessing the power of extensive medical literature, AHI has successfully digitised known and trusted health indicators, which have historically been the purview of medical professionals. By doing so, the BHA negates potential human errors, paving the way for more accurate and timely interventions. It’s not just about capturing data, it’s about the transformative potential of this data on a one-to-one basis bound in the highest levels of security and encryption. By analysing critical biometric data from vital signs to body fat and blood lipid profiles, the BHA illuminates early warning signs well before tangible symptoms surface. This proactivity means lifestyle alterations, targeted treatments, and, most importantly, improved health outcomes can be actioned promptly.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	5

ASX Release 6 November 2023

Consider the economic impact. Early interventions powered by the BHA can lead to billions saved in healthcare expenditures. Instead of funnelling resources into treatments and hospital stays, the emphasis can pivot to preventive care and community- centric health drives. A sustainable healthcare framework becomes an achievable reality rather than a distant dream.

With AHI’s BHA, healthcare professionals are equipped with a state-of-the-art, digitised tool, allowing for the early detection and mitigation of disease risks. Embracing the ubiquity of smartphone access and the bedrock of proven scientific methodologies, AHI’s BHA is reimagining patient care, championing a healthcare system that’s not only efficient but also equitable for all involved parties.

AHI’s technological innovations have garnered significant attention and interest from industry front-runners. This momentum stems from AHI’s bold shift from its origins in body scanning to a holistic provider of an early risk identification solution. By catering to a diverse audience spanning healthcare, insurance, NGOs, and HMOs, and by offering a versatile of smartphone health assessment, AHI is poised to become a dominant force in global healthcare tech.

Through its Software Development Kits (SDKs), AHI ensures seamless integration for its partners, emphasising rapid market entry. This holistic BHA approach underscores AHI’s commitment to serving an expansive industry range, promoting individual health outcomes, and pioneering global healthcare accessibility.

AHI’s BHA is not just a technological advancement, it’s a beacon of hope for industries long mired in inefficient chronic disease detection methodologies. By leveraging the global penetration of smartphones and cutting-edge biometric analysis, AHI is poised to drive positive health outcomes, revolutionising sectors, and redefining the future of healthcare.

Expected Commercial Partner Launches in Q4 2023 Upvio Healthtech.

Telehealth platform Upvio Healthtech is expected to launch in Q4 2023.

Upvio offers comprehensive medical, health and wellness practitioners technology, including human imaging, feature-rich appointment scheduling, digital forms, video calls, virtual waiting rooms, asynchronous and synchronous chat, a patient portal, and the ability to integrate into existing software. Upvio enables geo-cloud storage for securely storing sensitive patient information, ensuring that patients’ data is always kept safe and secure. Upvio aims to be the first telehealth platform in the world with in-built contactless human imaging tools that can provide a scientifically validated health risk assessment in real time.

This is a game-changing development, as it means that healthcare professionals can now obtain an accurate picture of a patient’s health and risk status more easily, conveniently, and affordably without the need for physical contact, drastically reducing the risk of malpractice. The platform is built on a digital-first ethos, with both patients and healthcare professionals in mind. It brings together the best-of-breed technologies, including AHI’s scanning and risk assessment capabilities.

AHI expect to generate revenue from Upvio once it is commercially launched.

Augmented Reality Concierge LLC (“ARC”)

ARC is expected to launch in Q4, 2023.

Augmented Reality Concierge, LLC is a unique company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, the ARC’s creative tools are fun and exciting, allowing people to engage with them to realise their goals.

The ARC was created in 2019 to build a fitness application that uses augmented reality navigation to guide users in the gym and show them what to do and how to do it based on each gym’s specific equipment range. During this time, the ARC realised that the technology would solve similar problems confronting universities, airports, malls, grocery stores, and theme parks, to mention a few. The ARC then went a step further and designed a true “concierge” concept that caters to a company’s or its consumer’s wants or needs.

AHI expects to generate revenue from ARC once it is commercially launched.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	6

ASX Release 6 November 2023

Kalibra Pte Ltd

Kalibra is expected to launch AHI’s BodyScan and FaceScan to its users in November 2023.

Kalibra is a cutting-edge personalised health and longevity platform that leverages data-driven insights and real-time actions to enhance users’ healthspan. The company focuses on helping users achieve a harmonious balance among the physical, mental, and social aspects of their health, directing their efforts and attention where it is most needed.

At the core of Kalibra’s approach is the application of rigorous scientific methods to an individual’s health, utilising precise diagnostics, measurements, advanced data analysis techniques, machine learning, and inferential statistics to quantify and analyse a user’s overall health. By translating modern scientific knowledge into practical actions, Kalibra empowers users to make informed decisions that contribute to extending their lifespan and improving their overall well-being.

AHI’s technology and Kalibra’s AI algorithms effectively consolidate various user data, including wearables, biomarkers, digital markers, and social and emotional factors. This comprehensive approach enables the platform to present users with a real-time assessment of their health status and identify the most impactful actions they can take at any given moment.

In response to the demands of the connected consumer, Kalibra seamlessly integrates nutrition, exercise, sleep, mindfulness, relationships, and personal growth into a holistic journey towards improved healthspan.

AHI expect to generate revenue from Kalibra once it is commercially launched.

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“During the recent fiscal period, AHI made significant strides in terms of commercial activity and partnerships. This was made possible through strategic initiatives and a focus on growth opportunities. Adding significant commercial influential partners like Changlin in China and UAE-based organisations such as Pharmak, IntelliGen, and the reputable Dr O Group led by Dr Obaid Alketbi. These collaborations have propelled AHI into numerous commercial discussions, which we are progressing and look forward to capitalising on in the near term.

AHI’s smartphone technology positions it as an unmatched leader in the health-tech domain, setting a global benchmark for risk assessment capabilities. The substantial commercial strides AHI is making underscore its future growth trajectory and its technological offerings. Collaborating with renowned partners has amplified AHI’s commercial reach, granting the company brand credibility and essential regional insights. These strategic alliances pave the way for diverse commercial ventures while reinforcing AHI’s stance in global health risk evaluations and aligning its pursuits with the ever-evolving demands of the healthcare sector.

Despite recent fluctuations in AHI’s capital market performance, AHI’s trading performance on the NASDAQ during July, August and September continued to garner volume. The company witnessed gross ADR volume trading soar to over 100,000,000 traded ADR’s, a significant leap from an initial base of just 2,565,688 ADR’s. Moreover, this trading was based on the new ADR ratio change.

I acknowledge the recent stock performance might not mirror the company’s commercial accomplishments, but it’s paramount to understand that AHI’s technological capabilities and commercial milestones are independent of these fluctuations. We remain committed to our stakeholders and are constantly working to foster new partnerships that will not only bolster the company’s market position and revenue but also uplift its stock performance.”

Scott Montgomery, CEO at AHI, said:

“As companies navigate all the unfortunate geopolitical instability and economic volatility, it’s more important than ever to deliver a cashflow neutral or profitable P&L for our shareholders. This calendar year, AHI have lowered operating costs, narrowed our product focus, and reduced the targeted customer segments with our coordinated efforts towards achieving three objectives – post-acquisition integration, technology validation and commercialisation. The next two quarters will see the commercial outcomes as a result so I couldn’t be more excited for AHI as we enter 2024.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	7

ASX Release 6 November 2023

This is not hyperbole. In 2023, we’ve demonstrated performances as one of the most exciting publicly traded technology companies globally – evidenced by ADR trade volumes on the NASDAQ this recent quarter. The fast maturing of AHI’s business operations following the acquisitions in 2022 is resonating with the four target customer segments – healthcare providers, insurers, government healthcare and selected enterprise. The Middle East and China traction has been quick, which is a testament to our senior management team’s ability to execute. Further to this we’ve extended our academic research and validation and a growing sales pipeline of various staged opportunities. Our partners understand that AHI’s BHA brings near- ubiquitous access potential to billions of smartphone users for fast and accurate quantified health risk screening and monitoring. In doing so we can support the increasingly scarce and overworked health professional by providing more data for earlier detection and more informed clinical decision-making. Being in the business of better healthcare returns is great business.”

Subsequent events

On 25 October 2023 - Advanced Health Intelligence Ltd informed shareholders that the Company had granted a 90-day extension of the previously executed binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (Changlin).

Shanghai-based Changlin Network Technology and Advanced Health Intelligence have worked together over the past 90 days, collaborating on the terms and commercial aspects of the exclusive license for The People’s Republic of China. Today, we wish inform shareholders of the significant progress Changlin has made. As AHI has been closely involved in the financial and commercial aspects of the progress Changlin is making.

Changlin has shared with AHI the current advanced discussions for the completion of the Changlin funding program. These discussions underline the substantial progress Changlin are making towards the capital required under the agreement. In addition, Changlin has advanced commercial partnerships with some of the most prominent insurers and healthcare organisations in China. While we cannot disclose the specific names of these entities, the significance of these collaborations cannot be understated. The depth and potential of these partnerships have greatly strengthened AHI’s confidence in Changlin’s endeavours. With this shared detail, AHI has granted the extension period we requested.

For a more comprehensive review of the AHI shareholder and market releases, please go to: https://www.ahi.tech/investors

Funding update

As of 31 October 2023, AHI has received additional commitments of AUD$1,214,000 via the Convertible Loan Facility. The conditions of this convertible loan are consistent with the terms previously disclosed to the ASX on 12 September 2023.

Additionally, AHI is finalising a private placement of AUD$2,200,000 with sophisticated investors, expected to be completed by no later than early November 2023. As previously disclosed to the Market and as referred to in the commentary above, a number of AHI’s commercial partners are expecting to launch their new products into their respective markets, which will see AHI further benefit from the ramp up of these commercial activities.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	8

ASX Release 6 November 2023

Related party payments

In accordance with ASX Listing Rule 4.7C.3, the Company confirms that the payments to related parties of the entity and their associates outlined in the Company’s Appendix 4C for the quarter relate to fees paid to the Company’s non-executive directors.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

The Board of Advanced Health Intelligence Ltd has approved this announcement.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	9

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
Advanced Health Intelligence Ltd

ABN	Quarter ended (“current quarter”)
85 602 111 115	30 September 2023

Consolidated statement of cash flows			Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers		55	55
1.2	Payments for
	(a)	research and development	-	-
	(b)	product manufacturing and operating costs	(15)	(15)
	(c)	advertising and marketing	(156)	(156)
	(d)	leased assets	-	-
	(e)	staff costs	(1,547)	(1,547)
	(f)	administration and corporate costs	(1,289)	(1,289)
1.3	Dividends received (see note 3)		-	-
1.4	Interest received		2	2
1.5	Interest and other costs of finance paid		(64)	(64)
1.6	Income taxes paid		-	-
1.7	Government grants and tax incentives		-	-
1.8	Other (provide details if material)		-	-
1.9	Net cash from / (used in) operating activities		(3,014)	(3,014)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a)	entities	(194)	(194)
	(b)	businesses	-	-
	(c)	property, plant and equipment	(1)	(1)
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	100	100
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(95)	(95)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	1,500	1,500
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(267)	(267)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)[1]	-	-
3.10	Net cash from / (used in) financing activities	1,233	1,233

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	2,104	2,104
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,014)	(3,014)

[1]	Represents the redemption of convertible debt issued at item 3.2.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(95)	(95)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	1,233	1,233
4.5	Effect of movement in exchange rates on cash held	(9)	(9)
4.6	Cash and cash equivalents at end of period	219	219

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	219	118
5.2	Call deposits	-	1,986
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	219	2,104

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(30)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

1.	Director’s fees paid to our non-executive board members

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	1,725,459	1,725,459
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Other financing facility is represented by a Convertible Loan Facility that was announced by the Company on 13 September 2023. The term of the facility is 24 months, with interest accruing on the facility at 10% per annum (calculated daily) and is compounded quarterly in arrears. The investors may elect to redeem the outstanding principal amount and interest on the loans in cash on the maturity date.

Subject to receipt of prior Company shareholder approval, loans and interest may be converted into fully paid ordinary shares in the Company, at the investor’s election, at a conversion price equal to A$0.30 per share.

Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of A$0.35, by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

As of 31 October 2023, AHI has received additional commitments of A$1,214,000 in convertible loans on terms that are consistent as set out above.

Estimated cash available for future operating activities		$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(3,014)
8.2	Cash and cash equivalents at quarter end (item 4.6)	219
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	219

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	0.07

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: The company does expect to have the current level of net operating cash flows for the time being. For further comment, refer to the Funding update section in the attached quarterly commentary.

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:	Yes. Refer to 8.6.1 above.

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:	Yes, through further capital raising. Refer to the Funding Update in the attached quarterly commentary

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	6 November 2023

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 6
+ See chapter 19 of the ASX Listing Rules for defined terms.